Provectus Pharmaceuticals, Inc.
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011




                                February 11, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549
Attn:  Mr. Jeffrey P. Riedler, Assistant Director

                                                                       VIA EDGAR

         Re:      Provectus Pharmaceuticals, Inc.
                  Registration Statement of Form S-3 Filed January 16, 2004 Registration No. 333-111982

Ladies and Gentlemen:

     Provectus Pharmaceuticals, Inc., a Nevada corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (Registration No. 333-111982), which previously was filed with the Commission on January 16, 2004 (the "Registration Statement").

     The Registrant is requesting the withdrawal of the Registration Statement based on the Staff of the Commission's views regarding the Registrant's eligibility to use Form S-3.

     The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Please direct any questions  regarding  this filing to the  undersigned  at
865-769-4011,   H.  Craig   Dees   (865-769-4011)   or   Michael   S.   McKinney
(423-928-0181), counsel to the Registrant.

                                  Very truly yours,

                                  /s/ Timothy C. Scott

                                  Timothy C. Scott
                                  President
                                  Provectus Pharmaceuticals, Inc.